SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Press Release: Prana Announces Successful A$7 Million Capital Raising

Prana Announces Successful A$7 million Capital Raising

Melbourne – March 27, 2013 Prana Biotechnology (NASDAQ:PRAN; ASX:PBT), today announced that it has secured funding of A$7 million through a placement of approximately 35.9 million fully paid ordinary shares at a price of A$0.195 per share (equivalent to approximately US$2.03 per Nasdaq listed ADR).

The funding amount includes A$2 million as part of a underwritten Share Purchase Plan (SPP).

The placement attracted strong demand from a range of Australian Institutions and High Net Worth Investors. The placement was managed by JM Financial Group Limited, based in Melbourne, Australia.

Capital is being raised by Prana in order to accelerate the regulatory pathway of its key clinical asset PBT2, now in two concurrent Phase II clinical trials in Huntington Disease and Alzheimer’s Disease. Recruitment was completed for both clinical trials on time and within budget. Results are expected to be reported in October 2013 for Huntington’s Disease and 1Q 2014 for Alzheimer’s Disease.

Chairman and CEO Geoffrey Kempler said, "these funds allow us to accelerate our drug development schedule and move towards commercialization of PBT2 a year sooner than would otherwise be possible. We are grateful for the support of both our existing and new investors.”

Share Purchase Agreement (SPP)

Prana will offer eligible shareholders the right to participate in the SPP which will enable shareholders to apply for up to A$15,000 of shares (subject to any scale back) at the same price as the Placement. The first A$2 million under the SPP will be underwritten by JM Financial Group Ltd.

The maximum amount to be raised under the SPP is A$4 million. The SPP will be available to all eligible shareholders who were on the Company’s share register as at 7.00 pm AEDT on Tuesday 26th March 2013 (record date).

The SPP will allow each eligible shareholder to apply for up to approximately 76,900 new fully paid ordinary shares at an issue price of A$0.195 per share (a total of A$15,000). The full terms of the SPP offer, and how to accept and apply for new shares will be set out in an SPP Offer document which will be sent to all eligible shareholders.

The subscription price of the shares to be offered under the Plan represents a 13.3% discount to the market closing price on the ASX as at the Record Date.

The funds raised under the Offer will be used to accelerate the regulatory pathway of the Company’s key clinical asset, PBT2, as referred to above.

The proposed timetable for the SPP is as follows:

Indicative Timetable
Record Date	26 March 2013
Announcement of Share Purchase Plan	27 March 2013
Dispatch of Offer and Application Forms to Eligible Shareholders	11 April 2013
Share Purchase Plan Opens	11 April 2013
Share Purchase Plan Offer Closes	26 April 2013
Allotment and Issue of SPP Shares	3 May 2013
Dispatch of Holding Statements	8 May 2013
Quotation of SPP Shares on ASX	9 May 2013

Subject to the ASX Listing Rules and Corporations Act, the Company reserves the right to vary the above dates in consultation with the Underwriter. If the Offer is oversubscribed, the Company in consultation with the Underwriter reserves the right to close the Offer early.

The above timetable is subject to change – shareholders should consult the SPP offer document which will be mailed to them.

The Company will apply for quotation of the new shares issued under the SPP. The new shares will rank equally in all respects with the Company’s existing fully paid ordinary shares.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Securities Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information please visit the Company’s web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts:

Australia

Prana Biotechnology

+61 3 9349 4906

US

Leslie Wolf-Creutzfeldt

T: 646-284-9472

E: leslie.wolf-creutzfeldt@grayling.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

March 27, 2013